UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of December 12, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File No. 333-183566), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following documents:

Press release dated December 9, 2013: RIT TECHNOLOGIES NAMES INDUSTRY VETERANS ARTHUR LIU & DEWALD BURGER AS NEW COUNTRY MANAGERS FOR CHINA & SOUTH AFRICA
A copy of the press release is filed herewith as Exhibit 99.1 to this Form 6-K.

Press release dated December 2, 2013: RIT TECHNOLOGIES SECURES MORE THAN $1.75 MILLION IN ORDERS FROM BRAZILIAN PARTNER FURUKAWA INDUSTRIAL S.A.  (FISA)
A copy of the press release is filed herewith as Exhibit 99.2 to this Form 6-K.

Press release dated November 26, 2013: RIT TECHNOLOGIES TO PRESENT AT THE 2013 SIXTH ANNUAL LD MICRO CONFERENCE IN LOS ANGELES ON DECEMBER 4TH
A copy of the press release is filed herewith as Exhibit 99.3 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

By:	/s/ Elan Yaish
Elan Yaish, CFO

Date: December 12, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated December 9, 2013: RIT TECHNOLOGIES NAMES INDUSTRY VETERANS ARTHUR LIU & DEWALD BURGER AS NEW COUNTRY MANAGERS FOR CHINA & SOUTH AFRICA

99.2	Press release dated December 2, 2013: RIT TECHNOLOGIES SECURES MORE THAN $1.75 MILLION IN ORDERS FROM BRAZILIAN PARTNER FURUKAWA INDUSTRIAL S.A. (FISA)

99.3	Press release dated November 26, 2013: RIT TECHNOLOGIES TO PRESENT AT THE 2013 SIXTH ANNUAL LD MICRO CONFERENCE IN LOS ANGELES ON DECEMBER 4TH